Exhibit (d)(29)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated effective July 26, 2013 between AXA Equitable Funds Management Group, LLC, a limited liability corporation organized in the State of Delaware (“FMG LLC” or “Manager”) and BlackRock Capital Management, Inc., a corporation organized under the laws of the State of Delaware (“BlackRock Capital” or “Adviser”).

WHEREAS, FMG LLC and the Adviser have entered into an Investment Advisory Agreement, dated as of May 1, 2011 (“Agreement”) relating to the EQ/Equity Growth PLUS Portfolio (“Portfolio”) of EQ Advisors Trust (“Trust”); and

WHEREAS, FMG LLC and the Adviser agree to modify the fee schedule to aggregate assets with EQ/Large Cap Value PLUS Portfolio.

NOW, THEREFORE, FMG LLC and Adviser agree to modify the Agreement as follows:

1.	Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date set forth below.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		BLACKROCK CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Michael G. Saliba
	Steven M. Joenk		Name: Michael G. Saliba
	Chairman, Chief Executive Officer and President		Title: Managing Director

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

BLACKROCK CAPITAL MANAGEMENT, INC.

Related Portfolios	Annual Advisory Fee Rate***

Basic Value Portfolios, which shall consist of the EQ/Equity Growth PLUS Portfolio* and Other Allocated Portion(s) ** and Portfolio(s) identified directly below (collectively, referred to as “Basic Value Portfolios”):

EQ/BlackRock Basic Value Equity Portfolio**

EQ/Large Cap Value PLUS Portfolio*,**

AXA Conservative Multimanager Fund, a series of the AXA Offshore Multimanager Funds Trust*,**

AXA Moderate Multimanager Fund, a series of the AXA Offshore Multimanager Funds Trust*,**

AXA Aggressive Multimanager Fund, a series of the AXA Offshore Multimanager Funds Trust*,**

.40% of the Basic Value Portfolios’ average daily net assets up to and including $100 million; 0.375% of the Basic Value Portfolios’ average daily net assets in excess of $100 million up to and including $300 million; 0.35% of the Basic Value Portfolios’ average daily net assets in excess of $300 million up to and including $500 million; 0.325% of the Basic Value Portfolios’ average daily net assets in excess of $500 million up to and including $1 billion; and 0.30% of the Basic Value Portfolios’ average daily net assets in excess of $1 billion.

*	Fees to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as an “Allocated Portion.”
**	Other Allocated Portions are other investment companies (or series or portions thereof that are managed by the Manager and advised by the Adviser, which are classified as “Basic Value Portfolios.”)
***	The daily advisory fee for the Basic Value Portfolios is calculated by multiplying the aggregate net assets of the Basic Value Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Allocated Portion is the portion of the daily advisory fee for the Basic Value Portfolios equal to the Allocated Portion’s net assets relative to the aggregate net assets of each respective Basic Value Portfolio, including the Allocated Portion used in fee calculation.